Exhibit 21.1

Subsidiaries of Cerberus Cyber Sentinel Corporation

Subsidiary Name	Jurisdiction of Incorporation
GenResults, LLC	Arizona
Talatek, LLC	Virgina
Technologyville, Inc.	Illinois
Clear Skies Security, LLC	Georgia
Alpine Security, LLC	Illinois
Catapult Acquisition Corporation	New Jersey
Atlantic Technology Systems, Inc.	New Jersey
Atlantic Technology Enterprises, Inc.	New Jersey